File No. 812-~~15350~~

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, GA 30309

Invesco Senior Secured Management, Inc.
225 Liberty Street
New York, NY 10281

~~RUNWAY GROWTH FINANCE CORP., RUNWAY GROWTH FINANCE~~**Invesco Direct Lending (L) II Holdco,** L.P.~~, RUNWAY GROWTH CAPITAL LLC, RWAY IP HOLDINGS LLC AND RUNWAY GROWTH FINANCE OPPORTUNITIES FUND I LP~~
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Private Credit Opportunities, Holdco, LLC
225 Liberty Street
New York, NY 10281

~~205 N. Michigan Ave., Suite 4200~~
~~Chicago, IL 60601~~

All Communications, Notices and Orders to:

~~Thomas B. Raterman~~
~~Runway Growth Capital LLC~~
~~205 N. Michigan Ave., Suite 4200~~
~~Chicago, IL 60601~~
~~(312) 281-6270~~
~~tr@runwaygrowth.com~~
~~Copies to:~~
~~Steven B. Boehm~~Michael W. Mundt, Esq.
~~Stephani M. Hildebrandt~~Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
~~Anne G. Oberndorf, Esq.~~
~~Eversheds Sutherland (US) LLP~~
~~700 Sixth~~2000 K Street, ~~NW, Suite~~N.W., Ste. 700
Washington, DC ~~20001~~20006
(202) ~~383-0100~~419-8403, MMundt@stradley.com

anneoberndorf@eversheds-sutherland.us
(215) 564-8173, MDiClemente@stradley.com

Copies to:

Jeffrey H. Kupor, Esq.
Head of Legal, Americas
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX 77046

July 28October 7, 2022

I. INTRODUCTION

A. Summary of Requested Relief

In this application (the "***Application***"), the Applicants (as defined below) request an order ("***Order***") from the U.S. Securities and Exchange Commission (the "***Commission***") to amend the prior order issued to ~~Runway Growth Finance Corp., et. al (formerly known as Runway Growth Credit Fund Inc.)~~Invesco Advisers, Inc., et al. (the "***Prior Applicants***") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the "***Prior Order***")[2]. In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants

- Regulated Funds

  - ~~Runway Growth Finance Corp. (the "*Existing Regulated Fund*"), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to the Existing Regulated Fund is RGC (as defined below);~~
  - Invesco Dynamic Credit Opportunity Fund ("***Fund***"), a Delaware statutory trust which is an externally managed, closed end, diversified management investment company under the 1940 Act that operates as an interval fund under Rule 23c-3 under the 1940 Act. The investment adviser to the Fund is IAI (as defined below), and ISSM (as defined below) serves as the sub-adviser to the Fund;

  - Invesco Senior Income Trust ("***Trust***"), a Delaware statutory trust structured as an externally managed, diversified closed-end management investment company (the Trust together with the Fund, the "***Existing Regulated Funds***"). The investment adviser to the Trust is IAI, and ISSM serves as the sub-adviser to the Trust.

- Advisers

  - ~~Runway Growth Capital LLC, (the "*RGC*~~Invesco Advisers, Inc. ("***IAI***"), a Delaware ~~limited liability company~~corporation that serves as the investment adviser to the Existing Regulated ~~Fund and the Existing~~Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds and/or Affiliated Funds ~~(as defined below)~~, on behalf of itself and its successors[3]. ~~RGC~~IAI is an investment adviser registered under the Investment Advisers Act of 1940, as

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] Certain of the Applicants previously submitted an application with the Commission (File No. 812-~~15105~~15061), as amended and restated and filed with the Commission on ~~March 6, 2020, May 15, 2020 and June 24,~~August 23, 2019, December 20, 2019, and February 28, 2020 (the "***Prior Application***"), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. IC-~~33925~~33844 dated ~~July 13~~April 15, 2020 (the "***Prior Notice***") and the Prior Order granting the relief requested was contained in Investment Company Act Release No. IC-~~33967~~33870 dated ~~August 10~~May 19, 2020. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

[3] The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

amended~~. RGC is currently the only Adviser. Any other Adviser will control, be controlled by, or under common control with RGC~~;

- ~~RWAY IP Holdings LLC (the "*Existing Wholly-Owned Subsidiary*"), which is a Wholly-Owned Investment Sub of the Existing Regulated Fund.~~
    - <u>Invesco Senior Secured Management, Inc. ("*ISSM*"), a Delaware corporation that serves as the sub-adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds and Affiliated Funds (together with IAI, the "*Existing Advisers*"), on behalf of itself and its successors. ISSM is an investment adviser registered under the Investment Advisers Act of 1940, as amended.</u>

- Certain existing Affiliated Funds (as identified on <u>Schedule A</u> hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the "*Existing Affiliated Funds*" and collectively with the Existing Regulated ~~Fund, RGC~~<u>Funds</u> and the Existing ~~Wholly-Owned Subsidiary~~<u>Advisers</u>, the ~~(~~"*Applicants*"). ~~RGC~~ <u>ISSM</u> is the investment adviser to each of the Existing Affiliated Funds.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.   APPLICANTS' PROPOSAL

A. Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B. Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company's request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company's request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate's investment.

C. Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020[4].

III.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, "Statement in Support of Relief Requested", of the Prior Application.

IV.   REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of "Follow-On Investment" in the Prior Application will be deleted in its entirety and replaced with the following definition:

"*Follow-On Investment*" means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer[5].

V.   PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:


~~Thomas B. Raterman~~
~~Runway Growth Capital LLC~~
Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
~~205~~2000 K Street, N. ~~Michigan Ave~~W., ~~Suite 4200~~Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com
~~Chicago, IL 60601~~
~~(650) 206-4604~~
~~tr@runwaygrowth.com~~


Please address ~~any questions, and~~ a copy of any communications, concerning this Application, the Notice and Order to:


~~Steven B. Boehm~~Jeffrey H. Kupor, Esq.
Head of Legal, Americas
Invesco Ltd.
~~Stephani M. Hildebrandt, Esq.~~


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[4]   BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

[5]   Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as result of the Order.

~~Anne G. Oberndorf, Esq.~~
~~Eversheds Sutherland (US) LLP~~
~~700 Sixth Street, NW~~11 Greenway Plaza, Suite ~~700~~1000
~~Washington, DC 20001-3980~~
~~(202) 383-0100~~
~~anneoberndorf@eversheds-sutherland.us~~
Houston, TX 77046

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of ~~this 28th day of July~~October 7, 2022.

Invesco Dynamic Credit Opportunity Fund

~~Runway Growth Finance Corp.~~

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Income Trust

~~By:/s/ R. David Spreng_____~~

~~R. David Spreng~~

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Advisers, Inc.

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Secured Management, Inc.

By: _____

Scott Baskind
President ~~and Chief Executive Officer~~

~~Runway Growth Finance~~**Invesco Direct Lending (L) II Holdco,** L.P.

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

~~By:/s/ R. David Spreng_____~~
~~R. David Spreng~~
~~President and Chief Executive Officer~~

Scott Baskind

~~Runway Growth Capital LLC~~
~~By:/s/ R. David Spreng_____~~
~~R. David Spreng~~

President

Invesco Direct Lending (UL) II Holdco, L.P.

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

~~RWAY IP Holdings LLC~~

By: _____

Scott Baskind
President

~~By:/s/ R. David Spreng_____~~
~~R. David Spreng~~
~~Authorized Signatory~~

Invesco Private Credit Opportunities, Holdco, LLC

By: Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member

By: Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By: Invesco Credit Partners Associates II GP, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

Scott Baskind
President

~~Runway Growth Finance Opportunities Fund I LP~~

~~By:/s/ R. David Spreng_____~~
~~R. David Spreng~~
~~Authorized Signatory~~

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of ~~July 28~~October 7, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~Runway Growth Finance Corp.~~

Invesco Dynamic Credit Opportunity Fund

~~By:/s/ R. David Spreng~~

~~R. David Spreng~~

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Income Trust

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Advisers, Inc.

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Secured Management, Inc.

By: _____

Scott Baskind
President ~~and Chief Executive Officer~~

~~Runway Growth Finance~~   **Invesco Direct Lending (L) II Holdco,** **L.P.**

By: Invesco Direct Lending Associates II, LLC
      as General Partner

By: Invesco Senior Secured Management, Inc.
      as Managing Member

By: _____

By: /s/ R. David Spreng _____
R. David Spreng
President and Chief Executive Officer

Scott Baskind

Runway Growth Capital LLC
By: /s/ R. David Spreng _____
R. David Spreng

President

Invesco Direct Lending (UL) II Holdco, L.P.

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

RWAY IP Holdings LLC
By: _____

Scott Baskind
President

By: /s/ R. David Spreng _____
R. David Spreng
Authorized Signatory

Invesco Private Credit Opportunities, Holdco, LLC

By: Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member

By: Invesco Private Credit Opportunities Associates, L.P.
as General Partner

By: Invesco Credit Partners Associates II GP, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

Scott Baskind
President

Runway Growth Finance Opportunities Fund I LP

By: /s/ R. David Spreng _____
R. David Spreng
Authorized Signatory

21

~~RESOLUTIONS OF THE BOARD OF DIRECTORS~~
~~RUNWAY GROWTH FINANCE CORP.~~

Resolutions of the Board of Trustees of Invesco Dynamic Credit Opportunity Fund and Invesco Senior Income Trust

WHEREAS, the Board of ~~Directors (the "*Board*") believes it is in the best interests of the Runway Growth Finance Corp. (the "*Company*") to file an application for an order to amend a prior order under~~ Trustees of each of Invesco Dynamic Credit Opportunity Fund and Invesco Senior Income Trust (each, a "Fund" and together, the "Funds") has considered the Amendment to the Co-Investment Application (the "Amendment"), a copy of which was provided in the materials for this meeting, for an order of the U.S. Securities and Exchange Commission (the "SEC") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "Act"), and Rule 17d-1 under the ~~Investment Company~~ Act ~~of 1940~~ to permit certain joint transactions otherwise prohibited by ~~Section~~ Sections 17(d) and 57(a)(4) of the ~~Investment Company~~ Act ~~of 1940~~ and Rule 17~~d-1~~d-l under the ~~Investment Company~~ Act ~~of 1940 (the "*Application*")~~.

NOW, THEREFORE, BE IT RESOLVED, that the officers of ~~the Company (the~~ each Fund ("Officers"), shall be, and ~~they~~ each of them individually hereby ~~are~~ is, authorized, empowered and directed, in the name and on behalf of the ~~Company~~ Fund, to cause to be ~~prepared,~~ executed, delivered and filed with the SEC the ~~Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further~~ Amendment, in substantially the form provided to the Board at this meeting;

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of ~~Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be~~ each Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Amendment and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate ~~or carry out the purposes and intent of~~ the foregoing resolutions, ~~and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~ such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of each Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of each Fund; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an Officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Schedule A

- ~~Runway Growth Finance~~<ins>Invesco Direct Lending (L) II Holdco,</ins> L.P.

  - ~~RWAY IP Holdings LLC~~
  <ins>Invesco Direct Lending (UL) II Holdco, L.P.</ins>

    - ~~Runway Growth Finance Opportunities Fund I LP~~
    <ins>Invesco Private Credit Opportunities, Holdco, LLC</ins>

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.5(d)

File No. 812-15320

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

MSD INVESTMENT CORP., MSD PARTNERS, L.P., MSD CREDIT OPPORTUNITY MASTER FUND, L.P., MSD CREDIT OPPORTUNITY MASTER FUND II, L.P., MSD CREDIT OPPORTUNITY FUND, L.P., MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSD CREDIT OPPORTUNITY FUND, LTD., MSD DEBT REIT HOLDINGS, L.P., MSDC EIV, LLC, MSD EIV PRIVATE, LLC, MSD RCOF TRS, LLC, MSD RCOF TRS (CAYMAN) LTD., MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P., RCOF-C INTERMEDIATE (CAYMAN), L.P, RCOF-C INTERMEDIATE, L.P., MSD SPECIAL INVESTMENTS FUND, L.P., MSD SIF HOLDINGS, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P., MSD SIF (CAYMAN), L.P., MSD ALPINE CREDIT OPPORTUNITY FUND, LP, MSD SBAFLA FUND, L.P., MSD UK HOLDINGS LIMITED, MSD UK HOLDINGS LTD, MSD UK AGGREGATOR FUND, LLC, MSD PCOF SMA 1, LLC, MSD PCOF SMA 2, LLC, MSD RCOF SMA 1, LLC, MSD RCOF SMA 2, LLC, MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) II, L.P., INTERMEDIATE FUND PCOF 2, LLC, MSD PCOF FUND 2, LTD, ONSHORE INTERMEDIATE FUND PCOF 2, LLC, MSD ONSHORE PCOF FUND 2, LTD, MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P., MSD BDC SPV I, LLC, MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P., MSD CREDIT REIT HOLDINGS II, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P., MSD SPECIAL INVESTMENTS FUND II, L.P.

Invesco Dynamic Credit Opportunity Fund
Invesco Senior Income Trust
Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, GA 30309

~~One Vanderbilt, 26th~~
Invesco Senior Secured Management, Inc.
225 Liberty Street
~~Floor~~ New York, NY ~~10017~~ 10281

Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Private Credit Opportunities, Holdco, LLC
225 Liberty Street
New York, NY 10281

All Communications, Notices and Orders to:
~~Robert Simonds~~
~~MSD Partners, L.P.~~
~~One Vanderbilt, 26th Floor~~
~~New York, NY 10017~~
~~Telephone: (212) 303-4728~~
~~bsimonds@msdpartners.com~~
~~Copies to:~~
~~Steven B. Boehm~~ Michael W. Mundt, Esq.
~~Anne G. Oberndorf~~ Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
~~Payam Siadatpour, Esq.~~
~~Eversheds Sutherland (US) LLP~~
~~700 Sixth~~ 2000 K Street, ~~NW, Suite~~ N.W., Ste. 700
Washington, DC ~~20001-3980~~ 20006
(202) ~~383-0100~~ 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com
~~anneoberndorf@eversheds-sutherland.us~~
Copies to:

Jeffrey H. Kupor, Esq.
Head of Legal, Americas
Invesco Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX 77046

~~July 8~~ October 7, 2022

I. INTRODUCTION

A. ~~A.~~ Summary of Requested Relief

In this application (the "***Application***"), the Applicants (as defined below) request an order ("***Order***") from the U.S. Securities and Exchange Commission (the "***Commission***") to amend the prior order issued to ~~MSD Investment Corp~~Invesco Advisers, Inc., et~~.~~ al~~.~~ (the "***Prior Applicants***") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "***1940 Act***"),[1] and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the "***Prior Order***")~~.~~[2]. In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)

(4) and the rules under the 1940 Act.

B. ~~B.~~ Applicants ~~Seeking Relief~~

- • Regulated Funds

o ~~MSD Investment Corp. (the "*Existing Regulated Fund*"), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to the Existing Regulated Fund is MSD Partners, L.P.~~

    o Invesco Dynamic Credit Opportunity Fund ("***Fund***"), a Delaware statutory trust which is an externally managed, closed end, diversified management investment company under the 1940 Act that operates as an interval fund under Rule 23c-3 under the 1940 Act. The investment adviser to the Fund is IAI (as defined below), and ISSM (as defined below) serves as the sub-adviser to the Fund;

    o Invesco Senior Income Trust ("***Trust***"), a Delaware statutory trust structured as an externally managed, diversified closed-end management investment company (the Trust together with the Fund, the "***Existing Regulated Funds***"). The investment adviser to the Trust is IAI, and ISSM serves as the sub-adviser to the Trust.

- • Advisers

    o ~~o~~ ~~MSD Partners, L.P~~Invesco Advisers, Inc. ("***~~MSD~~IAI***"), a Delaware ~~limited partnership~~corporation that serves as the investment adviser to the Existing Regulated ~~Fund~~Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds

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[1]   Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]   Certain of the Applicants previously submitted an application with the Commission (File No. 812-~~15215~~15061), as amended and restated and filed with the Commission on ~~April 1, 2021, November 18, 2021, and January 18, 2022~~August 23, 2019, December 20, 2019, and February 28, 2020 (the "***Prior Application***"), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. ~~34477~~IC-33844 dated ~~January 19~~April 15, ~~2022~~2020 (the "***Prior Notice***") and the Prior Order granting the relief requested was contained in Investment Company Act Release No. ~~34509~~IC-33870 dated ~~February 16~~May 19, ~~2022~~2020. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

and/or Affiliated Funds, on behalf of itself and its successors.[3]~~MSD~~. IAI is an investment adviser registered under the Investment Advisers Act of 1940 ~~(the "*Advisers Act*"). MSD is currently the only Adviser. Any other Adviser will control, be controlled by, or under common control with, MSD.~~, as amended;

- ~~MSD BDC SPV I, LLC (the "*Existing Wholly-Owned Subsidiary*") (as identified on Appendix A hereto), a Delaware limited liability company, is a separate and distinct legal entity and a Wholly-Owned Investment Sub of the Existing Regulated Fund.~~
    o Invesco Senior Secured Management, Inc. ("*ISSM*"), a Delaware corporation that serves as the sub-adviser to the Existing Regulated Funds and expects to serve as investment adviser or sub-adviser to Future Regulated Funds and Affiliated Funds (together with IAI, the "*Existing Advisers*"), on behalf of itself and its successors. ISSM is an investment adviser registered under the Investment Advisers Act of 1940, as amended.

- ~~•~~ Certain existing Affiliated Funds (as identified on ~~Appendix~~Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the "*Existing Affiliated Funds*" and collectively with the Existing Regulated ~~Fund~~Funds and ~~MSD~~the Existing Advisers, the "*Applicants*"). ~~MSD~~ ISSM is the investment adviser to each of the Existing Affiliated Funds.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.   APPLICANTS' PROPOSAL

A. ~~A.~~ Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B. ~~B.~~ Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company's request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund~~,~~ or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company's request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

---

3   The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate's investment.

C. ~~C.~~ Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020~~.~~[4].

III. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, "Statement in Support of Relief Requested~~,~~" of the Prior Application.

IV. REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of "Follow-On Investment" in the Prior Application will be deleted in its entirety and replaced with the following definition:

"*Follow-On Investment*" means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer~~.~~[5].

V. PROCEDURAL MATTERS

A. ~~A.~~ Communications

Please address all communications concerning this Application and the Notice and Order to:


~~Robert Simonds~~
~~MSD Partners, L.P.~~
~~One Vanderbilt, 26th Floor~~
~~New York, NY 10017~~
~~Telephone: (212) 303-4728~~


~~bsimonds@msdpartners.com~~


Michael W. Mundt, Esq.
Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006


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[4]   BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

[5]   Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as ~~a~~ result of the Order.

(202) 419-8403, MMundt@stradley.com
(215) 564-8173, MDiClemente@stradley.com

Please address ~~any questions, and~~ a copy of any communications, concerning this Application, the Notice and Order to:

~~Steven B. Boehm~~Jeffrey H. Kupor, Esq.
~~Anne G. Oberndorf, Esq.~~
Head of Legal, Americas
~~Payam Siadatpour, Esq~~Invesco Ltd.
~~Eversheds Sutherland (US) LLP~~
~~700 Sixth Street, NW~~11 Greenway Plaza, Suite ~~700~~1000
Houston, TX 77046

~~Washington, DC 20001-3980~~
~~(202) 383-0100~~
~~anneoberndorf@eversheds-sutherland.us~~

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

B. ~~B.~~ Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of ~~this 8th day of July~~October 7, 2022.

~~MSD Investment Corp.~~
~~By: /s/ Saritha Reddy~~

Invesco Dynamic Credit Opportunity Fund

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Income Trust

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Advisers, Inc.

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Secured Management, Inc.

By: _____

Scott Baskind

~~Name: Saritha Reddy~~   President
~~Title: Chief Compliance Officer And Secretary~~

~~MSD Partners~~**Invesco Direct Lending (L) II Holdco**, **L.P.**

By: Invesco Direct Lending Associates II, LLC
       as General Partner _____

By: Invesco Senior Secured Management, Inc.
       as Managing Member

~~By: /s/ Robert Simonds~~

By: _____

Scott Baskind

~~Name: Robert Simonds~~   President
~~Title: General Counsel~~

Existing Wholly-Owned Subsidiary:

MSD BDC SPV I, LLC

Existing Affiliated Funds:

MSD CREDIT OPPORTUNITY MASTER FUND, L.P.

~~MSD CREDIT OPPORTUNITY MASTER FUND II, L.P.~~
~~MSD CREDIT OPPORTUNITY FUND, L.P.~~
~~MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P.~~
~~MSD CREDIT OPPORTUNITY FUND, LTD.~~
~~MSD DEBT REIT HOLDINGS, L.P. MSDC EIV, LLC~~
~~MSD EIV PRIVATE, LLC MSD RCOF TRS, LLC~~
~~MSD RCOF TRS (CAYMAN) LTD. MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P. MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P.~~
~~RCOF-C INTERMEDIATE (CAYMAN), L.P~~
~~RCOF-C INTERMEDIATE, L.P.~~
~~MSD SPECIAL INVESTMENTS FUND, L.P.~~
~~MSD SIF HOLDINGS, L.P.~~
~~MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P.~~
~~MSD SIF (CAYMAN), L.P.~~
~~MSD ALPINE CREDIT OPPORTUNITY FUND, LP.~~
~~MSD SBAFLA FUND, L.P. MSD UK HOLDINGS LIMITED MSD UK HOLDINGS LTD~~
~~MSD UK AGGREGATOR FUND, LLC~~
~~MSD PCOF SMA 1, LLC,~~
~~MSD PCOF SMA 2, LLC, MSD RCOF SMA 1, LLC, MSD RCOF SMA 2, LLC,~~
~~MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P.~~

~~MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P.~~

~~MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN~~ **Invesco Direct Lending (UL**~~)~~ **II** Holdco**, L.P.**

~~INTERMEDIATE FUND PCOF 2, LLC~~
~~MSD PCOF FUND 2, LTD~~

~~ONSHORE INTERMEDIATE FUND PCOF 2, LLC~~
~~MSD ONSHORE PCOF FUND 2, LTD~~
~~MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P.~~
~~MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P.~~

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

Scott Baskind
President

Invesco Private Credit Opportunities, Holdco, LLC

~~MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C,~~   By:
Invesco Private Credit Opportunities Master Fund L.P.
as Managing Member

~~MSD REAL ESTATE CREDIT OPPORTUNITY FUND II~~   By: Invesco
Private Credit Opportunities Associates, L.P.

~~MSD CREDIT REIT HOLDINGS II, L.P.~~
~~MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P.~~
~~MSD SPECIAL INVESTMENTS FUND II, L.P.~~

~~By: /s/ Robert Simonds~~
~~Name: Robert Simonds~~
~~Title: Authorized Signatory~~

as General Partner

By: Invesco Credit Partners Associates II GP, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

Scott Baskind
President

34

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of ~~July 8~~October 7, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~MSD Investment Corp.~~

~~By: /s/ Saritha Reddy~~
~~Name: Saritha Reddy~~
~~Title: Chief Compliance Officer and Secretary~~

~~MSD Partners, L.P.~~

~~By: /s/ Robert Simonds~~
~~Name: Robert Simonds~~
~~Title: Authorized Signatory~~

Invesco Dynamic Credit Opportunity Fund

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Income Trust

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Advisers, Inc.

By: _____

Jeffrey H. Kupor
Senior Vice President

Invesco Senior Secured Management, Inc.

By: _____

Scott Baskind
President

Existing Wholly-Owned Subsidiary:

MSD BDC SPV I, LLC

Existing Affiliated Funds:

MSD CREDIT OPPORTUNITY MASTER FUND, L.P.
MSD CREDIT OPPORTUNITY MASTER FUND II, L.P.
MSD CREDIT OPPORTUNITY FUND, L.P.
MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P.
MSD CREDIT OPPORTUNITY FUND, LTD.
MSD DEBT REIT HOLDINGS, L.P.
MSDC EIV, LLC
MSD EIV PRIVATE, LLC
MSD RCOF TRS, LLC

MSD RCOF TRS (CAYMAN) LTD.
MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P.
MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P.
RCOF-C INTERMEDIATE (CAYMAN), L.P
RCOF-C INTERMEDIATE, L.P.
MSD SPECIAL INVESTMENTS FUND, L.P.
MSD SIF HOLDINGS, L.P.
MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P.
MSD SIF (CAYMAN), L.P.
MSD ALPINE CREDIT OPPORTUNITY FUND, LP.
MSD SBAFLA FUND, L.P. MSD UK HOLDINGS LIMITED MSD UK HOLDINGS LTD
MSD UK AGGREGATOR FUND, LLC
MSD PCOF SMA 1, LLC,
MSD PCOF SMA 2, LLC,
MSD RCOF SMA 1, LLC,
MSD RCOF SMA 2, LLC,
MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P.
MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P.
MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P.
MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) II, L.P.
INTERMEDIATE FUND PCOF 2, LLC
MSD PCOF FUND 2, LTD
ONSHORE INTERMEDIATE FUND PCOF 2, LLC
MSD ONSHORE PCOF FUND 2, LTD
MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P.
MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P.
MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P.
MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P.
MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P.
MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P.
MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P.
MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P.
MSD CREDIT REIT HOLDINGS II, L.P.
MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P.

MSD SPECIAL INVESTMENTS FUND Holdco, **L.P.**

Invesco Direct Lending (L) II

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: /s/ Robert Simonds

By: _____

Scott Baskind

Name: Robert Simonds

President

Title: Authorized Signatory

Invesco Direct Lending (UL) II Holdco, L.P.

By: Invesco Direct Lending Associates II, LLC
as General Partner

By: Invesco Senior Secured Management, Inc.
as Managing Member

By: _____

Scott Baskind
President

Invesco Private Credit Opportunities, Holdco, LLC

By: Invesco Private Credit Opportunities Master Fund L.P.
       as Managing Member

By: Invesco Private Credit Opportunities Associates, L.P.
       as General Partner

By: Invesco Credit Partners Associates II GP, LLC
       as General Partner

By: Invesco Senior Secured Management, Inc.
       as Managing Member

By: _____

Scott Baskind
President

~~RESOLUTIONS OF THE BOARD OF DIRECTORS~~

~~MSD INVESTMENT CORP.~~

Resolutions of the Board of Trustees of Invesco Dynamic Credit Opportunity Fund and Invesco Senior Income Trust

WHEREAS, the Board of ~~Directors (the "Board") believes it is in the best interests of the Company to file an application for an order to amend a prior order under~~ <u>Trustees of each of Invesco Dynamic Credit Opportunity Fund and Invesco Senior Income Trust (each, a "Fund" and together, the "Funds") has considered the Amendment to the Co-Investment Application (the "Amendment"), a copy of which was provided in the materials for this meeting, for an order of the U.S. Securities and Exchange Commission (the "SEC") pursuant to</u> Sections 17(d) and 57(i) of the Investment Company Act of 1940<u>, as amended (the "Act"),</u> and Rule 17d-1 under the ~~Investment Company~~ Act ~~of 1940~~ to permit certain joint transactions otherwise prohibited by ~~Section~~<u>Sections</u> 17(d) and 57(a)(4) of the ~~Investment Company~~ Act ~~of 1940~~ and Rule 17~~d-1~~<u>d-l</u> under the ~~Investment Company~~ Act ~~of 1940 (the "Application")~~.

NOW, THEREFORE, BE IT RESOLVED, that the officers of ~~the Company (the~~<u>each Fund</u> ("Officers")<u>, shall</u> be, and ~~they~~<u>each of them individually</u> hereby ~~are~~<u>is</u>, authorized, empowered and directed, in the name and on behalf of the ~~Company~~<u>Fund</u>, to cause to be ~~prepared,~~ executed, delivered and filed with the SEC the ~~Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further~~<u>Amendment, in substantially the form provided to the Board at this meeting;</u>

<u>**FURTHER**</u> **RESOLVED**, that the Officers <u>shall</u> be, and each of them <u>individually</u> hereby is, authorized, empowered and directed, in the name and on behalf of ~~Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be~~<u>each Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Amendment and any additional applications for exemptive relief as are determined</u> necessary, advisable or appropriate <u>by any of the Officers in order</u> to effectuate ~~or carry out the purposes and intent of~~ the foregoing resolutions, ~~and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers' authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~<u>such determination to be conclusively evidenced by the taking of any such action;</u>

<u>**FURTHER RESOLVED**, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of each Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of each Fund; and</u>

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an Officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

~~Existing Wholly-Owned Subsidiary:~~

~~MSD BDC SPV I, LLC~~

~~Existing Affiliated Funds:~~

~~MSD Credit Opportunity Master Fund, L.P.~~
~~MSD Credit Opportunity Master Fund~~<ins>Invesco Direct Lending (L)</ins> II <ins>Holdco</ins>, L.P.
~~MSD Credit Opportunity Fund, L.P.~~
~~MSD Credit Opportunity Fund (Cayman), L.P.~~
~~MSD Credit Opportunity Fund, Ltd.~~
~~MSD Debt REIT Holdings, L.P.~~
~~MSDC EIV, LLC~~
~~MSD EIV Private, LLC~~
~~MSD RCOF TRS, LLC~~
~~MSD RCOF TRS (Cayman) LTD.~~
~~MSD Real Estate Credit Opportunity Fund L.P.~~
~~MSD Real Estate Credit Opportunity Fund-C L.P.~~
~~RCOF-C Intermediate (Cayman), L.P~~
~~RCOF-C Intermediate, L.P.~~
~~MSD Special Investments Fund, L.P.~~
~~MSD SIF Holdings, L.P.~~
~~MSD Special Investments Fund (Cayman)~~<ins>Invesco Direct Lending (UL) II Holdco</ins>, L.P.
~~MSD SIF (Cayman), L.P.~~
~~MSD Alpine Credit Opportunity Fund, LP.~~
~~MSD SBAFLA Fund, L.P.~~
~~MSD UK Holdings Limited~~
~~MSD UK Holdings Ltd~~
~~MSD UK Aggregator Fund~~<ins>Invesco Private Credit Opportunities, Holdco</ins>, LLC
~~MSD PCOF SMA 1, LLC~~
~~MSD PCOF SMA 2, LLC~~
~~MSD RCOF SMA 1, LLC~~
~~MSD RCOF SMA 2, LLC~~
~~MSD Private Credit Opportunity Master (ECI) Fund 2, L.P.~~
~~MSD Private Credit Opportunity Master Fund 2, L.P.~~
~~MSD Private Credit Opportunity Fund 2, L.P.~~
~~MSD Private Credit Opportunity Fund (Cayman) 2, L.P.~~
~~MSD Private Credit Opportunity Fund (Cayman) II, L.P.~~
~~Intermediate Fund PCOF 2, LLC~~
~~MSD PCOF Fund 2, Ltd~~
~~Onshore Intermediate Fund PCOF 2, LLC~~
~~MSD Onshore PCOF Fund 2, Ltd~~

MSD Private Credit Opportunity Master (ECI) Fund, L.P.
MSD Private Credit Opportunity Master (ECI) Fund II, L.P.
MSD Private Credit Opportunity Master Fund, L.P.
MSD Private Credit Opportunity Fund, L.P.
MSD Private Credit Opportunity Fund (Cayman), L.P.
MSD Private Credit Opportunity Fund II, L.P.
MSD Real Estate Credit Opportunity Fund II-C, L.P.
MSD Real Estate Credit Opportunity Fund II, L.P.
MSD Credit REIT Holdings II, L.P.
MSD Special Investments Fund (Cayman) II, L.P.
MSD Special Investments Fund II, L.P.